Exhibit 21

MICROSEMI CORPORATION SUBSIDIARIES

AS OF 9/26/04

NAME OF MICROSEMI CORPORATION ENTITIES	JURISDICTION
Microsemi Corp. - Santa Ana	Delaware

Microsemi Corp. - Scottsdale	Arizona

Microsemi Corp. - Colorado	Colorado

Microsemi Corp. - Massachusetts.	Delaware

Microsemi Corp. – Integrated Products	Delaware

Micro WaveSys, Inc.	California

Microsemi Real Estate, Inc.	California

Micro (Bermuda), Ltd.	Bermuda